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                                                               Exhibit (c)(viii)


                      LETTERHEAD OF DERENTHAL & DANNHAUSER




                                January 10, 2000

BY FACSIMILE AND MAIL

David Heymann, Esq.
Post & Heymann, LLP
100 Jericho Quadrangle, Suite 214
Jericho, New York 11753 Facsimile: 516-433-2777

         Re: Sutter/Jamboree Acquisition Fund, LLC ("Sutter") tender for Winthrop California Investors Limited Partnership
                ("Partnership")

Dear David:

         I received your letter of January 7, 2000, regarding the above matter. I will address your comments in the order presented in your letter.

         With regard to your characterization of the disclosure concerning the potential for proration, please refer to the supplement to the Offer, in which the potential for proration is discussed in detail. The statement in the letter concerning the design of the Offer is further explained in the supplement, and the letter expressly refers to the supplement in its first paragraph. The statement that the "offer is designed so that your units will not be pro-rated" is not an unequivocal representation in light of the more complete discussion in the supplement. For the reasons discussed in the supplement, Sutter believes the likelihood of proration to be remote. Sutter will make certain that any further communications make appropriate reference to the potential risk of proration, and will file all appropriate amendments to its Schedule 14D- 1.

         You state that you believe Sutter beneficially owns an undisclosed adverse interest in the office facility. To my


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knowledge, neither Sutter nor any of its affiliates beneficially owns any such adverse interest.

         Each of Sutter's filings has been hand delivered to the subject Company in compliance with Rule 14d-3(a)(2)(i). Although the partnership's litigation counsel did not receive the filings, the partnership itself did. It was my understanding that such delivery satisfied the terms of the Stipulation. I will confirm the terms of the Stipulation with Sutter's Delaware counsel, and delivery of all future filings will conform to the letter of the undertakings therein. Please note that the subject company and the general partner's affiliate bidder have similar obligations to hand deliver copies of Schedule 14D-1 and Schedule 14D-9 filings to Sutter as a bidder for the securities in compliance with Rules 14d-3(a)(2)(ii) and 14d-9(a)(2)(i), respectively. Sutter has not received timely delivery of any such filings, and the partnership and its affiliates have therefore violated federal securities law on three separate occasions. For example, the Schedule 14D-1 filed January 3, 2000, was not delivered to Sutter until January 7. On behalf of Sutter, we hereby demand that the partnership and its affiliates comply with the federal securities laws in connection with all future filings.

                                                     Very truly yours,

                                                     Paul J. Derenthal

cc:      Mr. Robert Dixon